April 15, 2019

Mark M. Hedstrom
Chief Financial Officer
Colony Capital, Inc.
515 South Flower Street
44th Floor
Los Angeles, CA 90071

       Re: Colony Capital, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed March 1, 2019
           File No. 001-37980

Dear Mr. Hedstrom:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities